Exhibit 4.2

Private & Confidential

8 July 2002

Mr S Roche
Executive General Manager Primary Health Care
Mayne Group Limited
Level 19
390 St Kilda Road
Melbourne 3004

Dear Stephen,

It is with pleasure that I confirm the offer for your appointment to the position of Group General Manager Health Services, under the following terms and conditions. You will report to the Chief Executive Officer – Elect, Mayne and you will be located in Melbourne.

Employer

Your contract of employment is with Mayne Group Limited ABN 56 004 073 410 (Mayne). As an employee of Mayne, you may be required to provide services to any company in the Mayne Group, and all entities which are subsidiaries of Mayne.

Contract Terms

This contract shall take effect from 1 July 2002 and will supersede in its entirety your current employment contract and arrangements, which shall be deemed to have terminated by mutual consent as from 30 June 2002. However, for the purposes of service-related benefits of employment, your service with Mayne will be regarded as continuous from the 14 July 1997 the date you initially commenced employment with FH Faulding Pty Ltd.

Duties

Your specific duties and responsibilities in this position are as previously outlined. You may, however, be required to undertake other duties and responsibilities from time to time in addition to or as variations of the duties and responsibilities of the position. As a consequence, or for other reasons, your reporting responsibility and/or position title may also be altered from time to time. In this event, your remuneration and other benefits under this contract will not be altered without your consent, except to the extent that this contract permits.

Remuneration

Your remuneration will be made up of a total employment cost (TEC) at the rate of $400,000 p.a., inclusive of salary, Superannuation and benefits you may wish to charge to the TEC.

The remuneration appropriate to the position of Group General Manager Health Services will be subject to a review to reflect the changes arising from the Group restructure. In the event, this review determines there should be an increase in your TEC, the increase shall apply from 1 July 2002.

Thereafter, your remuneration will be reviewed annually, usually in June, with any increase, which may arise from each review being effective on 1 July. The review and operative dates may be altered by Mayne from time to time.

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Short Term Incentive (Bonus)

You will be eligible to participate in the Mayne short term incentive scheme where a bonus of 20% of TEC may be awarded for the achievement of agreed target objectives, related to the success factors of the Group. For outstanding performance a higher bonus to a maximum of 50% of TEC may be awarded. Your target performance will be agreed at the commencement of each measurement period.

Long Term Incentive Scheme

It is noted that you are a participant in the Mayne Group Executives’ Share Option Scheme (ESOS) with previous allocations to a total of 200,000 options.

Superannuation

You will be required to remain a member of the Mayne Group Superannuation Fund, within the FH Faulding division of the Fund.

Salary for Superannuation will be at the rate of 80% of TEC or as otherwise determined by Mayne.

The benefits provided in the Superannuation Fund and the contributions made by Mayne meet the Superannuation Guarantee requirements.

Re-assignment

Mayne has a policy in which it reserves the right to reassign employees geographically from time to time. Such reassignment will occur after consultation and agreement with you, particularly as to your career development and your own circumstances.

Retention Payment

Subject to you remaining in continuous employment with Mayne as at 1 April 2003 you will be entitled to a Retention payment at that date of $300,000. Further, in the event your employment is terminated by the company prior to 1 April 2003, for reasons other than misconduct (as set out below), you will be entitled to the retention payment at termination.

Termination of Employment

You may resign from your employment and terminate this contract by giving to Mayne no less than 6 months’ notice in writing. If you do so, Mayne is not obliged to provide you with duties during the notice period. Mayne reserves the right to require you to serve the notice period on an active or passive basis.

Similarly, Mayne may, at any time, terminate your employment by giving no less than 6 months’ notice in writing or payment in lieu. Payment in lieu of notice will be at the rate equivalent to your TEC for the period of notice.

In the case of serious misconduct (including disclosure of confidential information or other serious or continuing breaches of this contract) Mayne may terminate your employment without notice. In this case you will receive only accrued but un-taken leave entitlements.

Retrenchment

If your employment is terminated on the grounds of redundancy, retrenchment benefits payable to you will accord with the terms of the retrenchment policy applicable to Mayne staff at that time, except that, the payment in respect of notice will be not less than the notice period provided above, and the total retrenchment payment shall be not less than the equivalent of 12 months’ TEC.

Mayne Group Policies

You will be required to comply with Mayne Group policies and procedures generally, as established and varied from time to time.

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Confidentiality

It is agreed that, without limiting any express or implied obligation of confidentiality upon you under any statute (including the corporation law) you undertake that you will not divulge to any person or use any trade secrets or confidential information concerning the business, financial arrangements or any further information, which is not publicly available, except with the written authority of the undersigned.

Restriction on Activities

It is agreed that you will not during your employment with Mayne or within six months after cessation, either on your own account or jointly with any other person, or company, solicit interfere with or endeavor to entice away from Mayne or its subsidiaries any employee or customer of the Group.

Applicable Law

This contract of employment will be governed by the law of the State of Victoria.

Schedule of Benefits

The employment benefits applicable to you in this position are recorded in the attached Schedule A.

Date of Effect

This contract takes effect on the 1 July 2002.

Attachments

The enclosed attachments to this letter form part of the terms and conditions of your contract of employment.

Acceptance

To signify your acceptance of this offer of employment under the conditions outlined above, please sign, date, and return the duplicate of this letter to me.

Yours sincerely,

STUART B JAMES
Chief Executive Officer – elect

Att:        Schedule of Benefits
              TEC Schedule

I acknowledge having received and read this letter and each of its attachments, and I accept the offer of employment on the terms set out in this letter.

................................................................................
Stephen Roche
Date: .......... /......../........

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Schedule A

SCHEDULE OF BENEFITS

Name:         Stephen Roche

Position:     Group General Manager, Health Services

Date:           1 July 2002

These benefits apply subject to the variations contained in the covering letter. Full details of the benefits and conditions are available from Group General Manager, Personnel.

Annual Leave

Annual leave will continue to accrue at the rate of 4 weeks (20 working days) per annum. Leave loading is included in the TEC package.

Sick Leave

Sick leave credit will continue to accrue at the rate of 10 days on commencement and thereafter 10 days on the anniversary of each complete year of service to a maximum of 52 weeks credit. Discretion will apply to the payment for sick leave beyond available credits.

Long Service Leave

Long service leave of 13 weeks becomes due after 15 years continuous service. Thereafter, long service leave accrues a rate of 4 and 1/3 weeks for each 5 years service.

Where the provisions of Awards or State legislation exceed the above, the provisions of the relevant Award or State legislation shall apply.

Other Leave

Provisions with respect to other leave will be in accordance with the guidelines issued to Mayne staff from time to time.

Contact and Entertainment Expenses

Contact and entertainment expenses which are business related and of benefit to the company will be reimbursed through the process of claim and approval by the Chief Executive Officer – Elect, Mayne.

Class of Air Travel

Domestic air travel on company business shall be business class for domestic and international flights.

Airline Club Lounge

Mayne will meet the annual subscription for one airline club lounge.

Communication Facilities

Mayne will meet the cost of installation and rental of a telephone, a facsimile machine and a laptop personal computer with the necessary linkages and access to Mayne’s systems in your home. Mayne will also meet the cost of calls, operation and services to the equipment.

* * * * * *

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TEC Schedule

TOTAL EMPLOYMENT COST

Stephen Roche

Previous Remuneration		Revised - TEC

Salary + Benefits	$343,360	Salary + Benefits	$371,200

Superannuation (9%* of $296,000)	$26,640	Superannuation (9%* of $320,000#)	$28,800
TOTAL	$370,000	TEC	$400,000

Short Term Incentive

Target	20% of TEC	$80,000

Maximum	50% of TEC	$200,000

*	Superannuation benefit factor of 9%

#	Salary for Superannuation is 320,000 (80% of TEC)

Effective:	1 July 2002

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